PROSPECTUS SUPPLEMENT (To prospectus dated November 26, 2003)	Filed Pursuant to Rule 424(b)(5) Registration No. 333-109802

900,565 Units

Merrill Lynch & Co., Inc.

97% Protected Notes Linked to the Gold Spot Price

due August 1, 2008

(the “Notes”)

$10 principal amount per unit

The Notes:

•       Minimum repayment at maturity will not be less than 97% of the principal amount per unit.

•       No payments before the maturity date.

•       Senior unsecured debt securities of Merrill Lynch & Co., Inc.

•       Linked to the price of one troy ounce of gold, expressed in U.S. dollars (the “Gold Spot Price”), as described in this prospectus supplement.

•       The Notes will not be listed on any securities exchange.

•       Expected closing date: August 2, 2004.

Payment at maturity:

•       On the maturity date, for each unit of the Notes you own, we will pay you an amount equal to the sum of $9.70 per unit and an additional amount based on the percentage increase, if any, in the Gold Spot Price, multiplied by a participation rate of 75%, as described in this prospectus supplement. If the Gold Spot Price decreases or does not increase sufficiently, at maturity you will receive less than the $10 principal amount per unit, which would result in a loss to you. In no event, however, will you receive less than $9.70 per unit. The Gold Spot Price must increase by at least 4% in order for you to receive at least the principal amount of $10 per unit.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page S-7 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price	$10.00	$9,005,650
Underwriting discount	$.20	$180,113
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$8,825,537

Merrill Lynch & Co.

The date of this prospectus supplement is July 28, 2004.

Prospectus Supplement

Prospectus

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this prospectus supplement and the accompanying prospectus to help you understand the 97% Protected Notes Linked to the Gold Spot Price due August 1, 2008. You should carefully read this prospectus supplement and the accompanying prospectus to fully understand the terms of the Notes, the gold market, the extent of the principal protection and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this prospectus supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be a series of senior debt securities issued by ML&Co. and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes will mature on August 1, 2008. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until maturity.

Each unit of Notes represents $10 principal amount of Notes. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section “Description of Debt Securities— Depositary” in the accompanying prospectus.

What will I receive on the stated maturity date of the Notes?

We have designed the Notes for investors who want to protect their investment by receiving at least 97% of the principal amount of their investment at maturity and who also want to participate in possible increases in the Gold Spot Price over the term of the Notes, as described more fully in the section entitled “The Gold Spot Price and the London Gold P.M. Fixing” in this prospectus supplement. On the stated maturity date, you will receive a cash payment on the Notes equal to the sum of two amounts: the “Minimum Redemption Amount” and the “Supplemental Redemption Amount”, if any.

Minimum Redemption Amount

The “Minimum Redemption Amount” per unit is $9.70.

Supplemental Redemption Amount

The “Supplemental Redemption Amount” per unit will equal:

$10 ×	(	Ending Value – Starting Value Starting Value	)	×	Participation Rate

but will not be less than zero.

As a result of the foregoing, the Gold Spot Price will need to increase by at least 4% in order for you to receive an amount at maturity equal to the principal amount of $10 per unit. If the Gold Spot Price decreases or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” equals 387.30, the Gold Spot Price determined at 3:00 p.m. London time and subsequently published by the London Bullion Market Association (the “London Gold P.M. Fixing”) on July 28, 2004, the date the Notes were priced for initial sale to the public (the “Pricing Date”).

The “Ending Value” means the average, arithmetic mean, of the London Gold P.M. Fixings on each of five business days shortly before the maturity of the Notes. The Calculation Agent (as defined herein) may calculate the Ending Value by reference to fewer than five or even a single day’s London Gold P.M. Fixing if, during the period shortly before the maturity date of the Notes, there is a disruption in the publication of the London Gold P.M. Fixing.

The “Participation Rate” equals 75%.

For more specific information about the Supplemental Redemption Amount, please see the section “Description of the Notes” in this prospectus supplement.

We will pay you a Supplemental Redemption Amount only if the Ending Value is greater than the Starting Value. If the Ending Value is less than, or equal to, the Starting Value, the Supplemental Redemption Amount will be zero. We will pay you the Minimum Redemption Amount of your Notes regardless of whether any Supplemental Redemption Amount is payable.

Examples

Here are three examples of Supplemental Redemption Amount calculations:

Example 1—At the stated maturity, the Gold Spot Price is below the Starting Value:

Minimum Redemption Amount: $9.70

Starting Value: $387.30

Hypothetical Ending Value: $193.65

Supplemental Redemption Amount (per unit) = $10 ×	(193.65 – 387.30)	× 75%	= $0	(Supplemental Redemption Amount cannot be less than zero)
387.30

Total payment at maturity (per unit) = $9.70 + $0 = $9.70

Example 2—At the stated maturity, the Gold Spot Price is slightly above the Starting Value:

Minimum Redemption Amount: $9.70

Starting Value: $387.30

Hypothetical Ending Value: $398.92

Supplemental Redemption Amount (per unit) = $10 ×	(398.92 – 387.30)	× 75%	= $0.23	(The Gold Spot Price has not sufficiently increased to prevent a loss to you)
387.30

Total payment at maturity (per unit) = $9.70 + $0.23 = $9.93

Example 3—At the stated maturity, the Gold Spot Price is above the Starting Value:

Minimum Redemption Amount: $9.70

Starting Value: $387.30

Hypothetical Ending Value: $406.67

Supplemental Redemption Amount (per unit) = $10 ×	(406.67 – 387.30)	× 75%	= $0.38
387.30

Total payment at maturity (per unit) = $9.70 + $0.38 = $10.08

How has the Gold Spot Price performed historically?

We have set forth the London Gold P.M. Fixings as published on the last day of each month from January 1994 to June 2004. You can find tables with these prices in the section entitled “Historical Gold Spot Prices” in this prospectus supplement. We have provided this historical information to help you evaluate the behavior of the Gold Spot Price in various economic environments; however, past performance of the London Gold P.M. Fixings is not necessarily indicative of how the London Gold P.M. Fixings or the Gold Spot Price will perform in the future.

Who determines the London Gold P.M. Fixing and what does it reflect?

The London Gold P.M. Fixing is an internationally published benchmark for gold. The London Gold P.M. Fixing is the Gold Spot Price, as determined at 3:00 p.m. London time by four members of the London Bullion Market Association (the “LBMA”), as described more fully in the section entitled “The Gold Spot Price and the London Gold P.M. Fixing” in this prospectus supplement.

Please note that an investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in any gold traded on the London bullion market.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted to cash. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

What about taxes?

Each year, you will be required to pay taxes on ordinary income from the Notes over their term based upon an estimated yield for the Notes, even though you will not receive any payments from us until maturity. We have determined this estimated yield, in accordance with regulations issued by the U.S. Treasury Department, solely in order for you to calculate the amount of taxes that you will owe each year as a result of owning a Note. This estimated yield is neither a prediction nor a guarantee of what the actual cash payment at maturity will be, or that the actual cash payment at maturity will even exceed $9.70. We have determined that this estimated yield will equal 3.96% per annum, compounded semiannually.

Based upon this estimated yield, if you pay your taxes on a calendar year basis and if you buy a Note for $10 and hold the Note until maturity, you will be required to pay taxes on the following amounts of ordinary income from the Note each year: $.1640 in 2004, $.4066 in 2005, $.4228 in 2006, $.4396 in 2007 and $.2659 in 2008. However, in 2008, the amount of ordinary income that you will be required to pay taxes on from owning each Note may be greater or less than $.2659, depending upon the cash payment at maturity you receive. Also, if the cash payment at maturity is less than $11.6989, you may have a loss which you could deduct against other income you may have in 2008, but under current tax regulations, you would neither be required nor allowed to amend your tax returns for prior years. For further information, see “United States Federal Income Taxation” in this prospectus supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but will instead receive the Minimum Redemption Amount plus the Supplemental Redemption Amount, if any, at maturity. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on standard senior non- callable debt securities, in exchange for the ability to participate in possible increases in the Gold Spot Price.

Will the Notes be listed on a stock exchange?

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to maturity. You should review the section entitled “Risk Factors—A trading market for the Notes is not expected to develop” in this prospectus supplement.

What is the role of MLPF&S?

Our subsidiary, MLPF&S, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during the initial distribution of the Notes. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

What is the role of Merrill Lynch Capital Services, Inc.?

Merrill Lynch Capital Services, Inc. will serve as the calculation agent (the “Calculation Agent”) for purposes of calculating, among other things, the Ending Value and the Supplemental Redemption Amount. Under certain circumstances, these duties could result in a conflict of interest between Merrill Lynch Capital Services, Inc.’s status as a subsidiary of ML&Co. and its responsibilities as calculation agent.

Who is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiary and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co. see the section “Merrill Lynch & Co., Inc.” in the accompanying prospectus. You should also read the other documents we have filed with the Securities and Exchange Commission (the “SEC”), which you can find by referring to the section “Where You Can Find More Information” in this prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks. Please refer to the section “Risk Factors” in this prospectus supplement.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

You should be aware that if the Ending Value does not exceed the Starting Value, the Supplemental Redemption Amount will be zero. This will be true even if the Gold Spot Price was higher than the Starting Value at some time during the life of the Notes but later falls below the Starting Value. If the Supplemental Redemption Amount is zero, we will pay you only the Minimum Redemption Amount of your Notes. You should also be aware that in some circumstances where the Ending Value exceeds the Starting Value on the maturity date, you may still lose part of your investment in the Notes to the extent that the Supplemental Redemption Amount is less than 3% of your principal amount. The amount you will receive at maturity will, however, never be less than 97% of the principal amount per unit of your Notes.

The Participation Rate limits your participation in any percentage increase in the Gold Spot Price

The Supplemental Redemption Amount will be limited to 75% of the percentage increase, if any, in the Gold Spot Price over the term of the Notes due to the application of the Participation Rate in calculating the Supplement Redemption Amount.

Your yield may be lower than the yield on a standard debt security of comparable maturity

The amount we pay you at maturity may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a standard senior non-callable debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

Your yield may be lower than the potential return on a direct investment in gold

The amount we pay you at maturity may be lower than the potential return you could earn by investing in the gold.

There are risks associated with investing in gold

The commodity markets, including the gold markets, are generally subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators, and government regulation and intervention.

The Gold Spot Price is derived from a principals’ market which operates as an over-the-counter physical commodity market. Certain features of U.S. futures markets are not present in the context of trading on such principals’ markets. For example, there are no daily price limits, which would otherwise restrict the extent of daily fluctuations in the prices of the commodities in such markets. In a declining market, therefore, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Gold prices are subject to volatile price movements over short periods of time and are affected by numerous factors. These include economic factors, including, among other things the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. It is not possible to predict the aggregate effect of all or any combination of these factors.

You must rely on your own evaluation of the merits of an investment linked to gold

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the price of gold. These views are sometimes communicated to clients who participate in gold or precious metal markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in gold or precious metal markets may at any time have significantly different views from those of our affiliates. For reasons such as these, we believe that most investors in gold or precious metal markets derive information concerning those markets from multiple sources. In connection with your purchase of the Notes, you should investigate the gold or precious metal markets and not rely on views which may be expressed by our affiliates in the ordinary course of their businesses with respect to future gold price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to the Gold Spot Price. Neither the offering of the Notes nor any views which may from time to time be expressed by our affiliates in the ordinary course of their businesses with respect to future gold price movements constitutes a recommendation as to the merits of an investment in the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the trading value of the Notes caused by another factor and that the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in U.S. interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the Gold Spot Price. The following paragraphs describe the expected impact on the market value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

Trading in gold options, gold futures contracts, options on gold futures contracts and gold by affiliates of ML&Co. may affect the value of the Notes.    Merrill Lynch Capital Services, Inc. and certain of its affiliates actively trade gold on a spot and forward basis and other contracts and products in or related to gold (including futures contracts, options on futures contracts, options and swaps). Also, ML&Co. may issue or its related affiliates may underwrite other financial instruments with returns indexed to the prices of gold or futures contracts on gold and derivative commodities. These trading and underwriting activities could affect the Gold Spot Price, which could in turn affect the return on and the value of the Notes.

Suspensions or disruptions of gold trading may adversely affect the value of the Notes.    The precious metals markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the value of the Notes.

Changes in the levels of interest rates are expected to affect the trading value of the Notes.    Because we will pay, at a minimum, 97% of the principal amount per unit of Notes at maturity, we expect that changes in interest rates will affect the trading value of the Notes. In general, if U.S. interest rates increase, we expect that the trading value of the Notes will decrease and, conversely, if U.S. interest rates decrease, we expect that the trading value of the Notes will increase.

Changes in the volatility of gold and related futures are expected to affect the trading value of the Notes.    Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of gold or related futures increase we expect that the trading value of the Notes will increase, and conversely, if the volatility of gold or the related futures decreases, we expect that the trading value of the Notes will decrease. The volatility of gold or related futures is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events, changes in interest and exchange rates and trading activity in primary and related futures contracts.

As the time remaining to maturity of the Notes decreases, the “time premium” associated with the Notes will decrease.    We anticipate that before their maturity, the Notes may trade at a value above that which would be expected based on the level of interest rates and the Gold Spot Price. This difference will reflect a “time premium” due to expectations concerning the Gold Spot Price during the period before the stated maturity of the Notes. However, as the time remaining to the stated maturity of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes.    Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because your return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the Gold Spot Price at maturity, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. However, we expect that the effect on the trading value of the Notes of a given increase in the Gold Spot Price will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

A trading market for the Notes is not expected to develop

The Notes will not be listed on any securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate, MLPF&S, has indicated that it expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making such bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until maturity.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or Federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Potential conflicts

Our subsidiary, Merrill Lynch Capital Services, Inc., is our agent for the purposes of calculating the Ending Value and the Supplemental Redemption Amount payable to you at maturity. Under certain circumstances, Merrill Lynch Capital Services, Inc.’s role as our subsidiary and its responsibilities as calculation agent for the Notes could give rise to conflicts of interests. These conflicts could occur, for instance, in connection with its judgments that it would be required to make in the event of a discontinuance or unavailability of the London Gold P.M. Fixing. Merrill Lynch Capital Services, Inc. is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, you should be aware that because we control Merrill Lynch Capital Services, Inc., potential conflicts of interest could arise.

We have entered into an arrangement with one of our subsidiaries to hedge the market risks associated with our obligation to pay the amounts due at maturity on the Notes. This subsidiary expects to make a profit in connection with this arrangement. We did not seek competitive bids for this arrangement from unaffiliated parties.

Tax consequences

You should consider the tax consequences of investing in the Notes. See “United States Federal Income Taxation” in this prospectus supplement.

Changes in the methodology used to calculate the London Gold P.M. Fixing or changes in laws or regulations may affect the Supplemental Redemption Amount

The LBMA may from time to time change any rule or bylaw or take emergency action under its rules, any of which could affect the London Gold P.M. Fixing. Any such change which causes a decrease in the London Gold P.M. Fixing will adversely affect the Supplemental Redemption Amount, if any, and the value of the Notes.

In addition, the price of gold could be adversely affected by the promulgation of new laws or regulations or by the reinterpretation of existing laws or regulations (including, without limitation, those relating to taxes and duties on commodities or commodity components) by one or more governments, governmental agencies or instrumentalities, courts or other official bodies. Any such event could adversely affect the Gold Spot Price and, correspondingly, could adversely affect the Supplement Redemption Amount, if any, and the value of the Notes.

Lack of Regulation by the CFTC

The Notes are debt securities that are direct obligations of ML&Co. The net proceeds to be received by ML&Co. from the sale of the Notes will not be used to purchase or sell gold on the London bullion market for the benefit of holders of the Notes. An investment in the Notes does not constitute either an investment in gold or in a collective investment vehicle that trades in gold. Unlike an investment in the Notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the Notes are not interests in a commodity pool, the Notes will not be regulated by the CFTC as a commodity pool, ML&Co. will not be registered with the CFTC as a CPO, and holders of the Notes will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as a series of senior debt securities under the 1983 Indenture, which is more fully described in the accompanying prospectus. The Notes will mature on August 1, 2008.

While at maturity a beneficial owner of a Note will receive the sum of the Minimum Redemption Amount of the Note plus the Supplemental Redemption Amount, if any, there will be no other payment of interest, periodic or otherwise. See “—Payment at Maturity”.

The Notes will not be subject to redemption by ML&Co. or at the option of any beneficial owner before maturity. If an Event of Default occurs with respect to the Notes, holders of the Notes may accelerate the maturity of the Notes, as described under “—Events of Default and Acceleration” in this prospectus supplement and “Description of Debt Securities—Events of Default” in the accompanying prospectus.

ML&Co. will issue the Notes in denominations of whole units each with a principal amount of $10 per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section “Description of Debt Securities—Depositary” in the accompanying prospectus.

The Notes will not have the benefit of any sinking fund.

Payment at Maturity

At maturity, a beneficial owner of a Note will be entitled to receive the Minimum Redemption Amount of that Note plus a Supplemental Redemption Amount, if any, all as provided below. If the Ending Value does not exceed the Starting Value, a beneficial owner will be entitled to receive only the Minimum Redemption Amount of the Note.

The “Minimum Redemption Amount” per unit is $9.70.

The “Supplemental Redemption Amount” per unit will be determined by the Calculation Agent and will equal:

principal amount of each Note ($10) ×	(	Ending Value – Starting Value Starting Value	)	× Participation Rate

provided, however, that in no event will the Supplemental Redemption Amount be less than zero.

As a result of the foregoing, the Gold Spot Price will need to increase by at least 4% in order for you to receive an amount at maturity equal to the principal amount of $10 per unit. If the Gold Spot Price decreases or does not increase sufficiently, you will receive less than the principal amount of $10 per unit. In no event, however, will you receive less than 97% of the principal amount per unit.

The “Starting Value” equals 387.30, the Gold Spot Price determined at 3:00 p.m. London time and subsequently published by the LBMA on the Pricing Date.

The “Ending Value” will be determined by the Calculation Agent and will equal the average, arithmetic mean, of the London Gold P.M. Fixings determined on each of the first five Calculation Days during the Calculation Period (each as defined below). If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average, arithmetic mean, of the London Gold P.M. Fixings on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the London Gold P.M. Fixing on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the Gold Spot Price at 3:00 p.m. London time as quoted by another publicly available source, selected by the Calculation Agent in its reasonable judgement, on the last scheduled Business Day (as defined below) in the Calculation Period, or, if no such other source is available, as determined by the Calculation Agent in its sole discretion and in good faith.

The “Calculation Period” means the period from and including the seventh scheduled Business Day prior to the maturity date to and including the second scheduled Business Day prior to the maturity date.

A “Calculation Day” means any Business Day during the Calculation Period on which a disruption in the market has not occurred.

The “Participation Rate” equals 75%.

A “Business Day” means any day on which commercial banks are open for business in London and New York, the London bullion market is open for trading and the London Gold P.M. Fixing is determined and published.

All determinations made by the Calculation Agent shall be at the sole discretion of the Calculation Agent and, absent manifest error, shall be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical returns

The following table illustrates, for a range of hypothetical Ending Values:

•	the percentage change from the Starting Value to the hypothetical Ending Value;

•	the total amount payable at maturity for each unit of the Notes;

•	the total rate of return to beneficial owners of the Notes; and

•	the pretax annualized rate of return to beneficial owners of the Notes.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable at maturity per unit of the Notes	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)
$193.65	–50%	$ 9.70	–3.00%	–0.76%
$232.38	–40%	$ 9.70	–3.00%	–0.76%
$271.11	–30%	$ 9.70	–3.00%	–0.76%
$309.84	–20%	$ 9.70	–3.00%	–0.76%
$348.57	–10%	$ 9.70	–3.00%	–0.76%
$356.32	–8%	$ 9.70	–3.00%	–0.76%
$364.06	–6%	$ 9.70	–3.00%	–0.76%
$371.81	–4%	$ 9.70	–3.00%	–0.76%
$379.55	–2%	$ 9.70	–3.00%	–0.76%
$387.30(2)	0%	$ 9.70	–3.00%	–0.76%
$395.05	2%	$ 9.85	–1.50%	–0.38%
$402.79	4%	$10.00	0.00%	0.00%
$410.54	6%	$10.15	1.50%	0.37%
$418.28	8%	$10.30	3.00%	0.74%
$426.03	10%	$10.45	4.50%	1.10%
$464.76	20%	$11.20	12.00%	2.85%
$503.49	30%	$11.95	19.50%	4.50%
$542.22	40%	$12.70	27.00%	6.07%
$580.95	50%	$13.45	34.50%	7.55%

(1)	The annualized rates of return are calculated on a semiannual bond equivalent basis and assume an investment term from August 2, 2004 to August 1, 2008.
(2)	This was the Starting Value on the Pricing Date.

The above figures are for purposes of illustration only. The actual Supplemental Redemption Amount received by you, if any, and the resulting total and pretax annualized rate of return will depend on the actual Ending Value determined by the Calculation Agent as described in this prospectus supplement.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a beneficial owner of a Note upon any acceleration permitted by the Notes, with respect to each Note, will be equal to the principal amount and the Supplemental Redemption Amount, if any, calculated as though the date of acceleration were the stated maturity date of the Notes. See “—Payment at Maturity” in this prospectus supplement. If a bankruptcy proceeding is commenced in respect of ML&Co., the claim of the holder of a Note may be limited, under Section 502(b)(2) of Title 11 of the United States Code, to the principal amount of the Note plus an additional amount of contingent interest calculated as though the date of the commencement of the proceeding were the maturity date of the Notes.

In case of default in payment of the Notes, whether at the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the rate of 1.50% per annum, to the extent that payment of any interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

THE GOLD SPOT PRICE AND THE LONDON GOLD P.M. FIXING

The Gold Spot Price reflects the price of gold at any time traded in the markets where gold is sold for cash and delivered immediately. The Gold Spot Price is published by Bloomberg L.P. (“Bloomberg”) under the symbol GOLDS. The London Gold P.M. Fixing, an internationally published benchmark, is the Gold Spot Price as determined at 3:00 p.m. London time by the “LBMA” and published on Bloomberg page GLDL. The London Gold P.M. Fixing is determined by four market-making members of the LBMA. These members meet each London business day at 10:30 a.m. to determine the London Gold A.M. Fixing (the morning fixing price) and at 3:00 p.m. to determine the London Gold P.M. Fixing (afternoon fixing price). The four members are the Bank of Nova Scotia–ScotiaMocatta, Deutsche Bank AG, HSBC Bank USA and Société Générale.

The London bullion market is an “over-the-counter” (OTC) market, as opposed to an exchange traded environment. Members of the London bullion market typically trade with each other and with their clients on a principal-to-principal basis. All risks, including those of credit, are between the two parties to a transaction.

Please note that an investment in the Notes does not entitle you to any ownership interest, either directly or indirectly, in any gold traded on the London bullion market.

The Notes are not sponsored, endorsed, sold or promoted by the LBMA. The LBMA takes no responsibility for the accuracy and/or the completeness of information provided in this prospectus supplement or the accompanying prospectus. In addition, the LBMA is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted to cash. The LBMA has no obligation in connection with the administration, marketing or trading of the Notes.

HISTORICAL GOLD SPOT PRICES

Set forth below are the Gold Spot Prices at 3:00 p.m. London time (i.e., the London Gold P.M. Fixings) on the last Business Day of each month from January 1994 to June 2004:

	1994	1995	1996	1997	1998	1999	2000	2001	2002	2003	2004
January	377.90	374.90	405.55	345.50	304.85	285.40	283.30	264.50	282.30	367.50	399.75
February	381.55	376.40	400.65	358.60	297.40	287.05	293.65	266.70	296.85	347.45	395.85
March	389.20	392.00	396.35	348.15	301.00	279.45	276.75	257.70	301.40	334.85	423.70
April	376.45	389.75	391.30	340.15	310.70	286.60	275.05	263.15	308.20	336.75	388.50
May	387.60	384.30	390.55	345.60	293.60	268.60	272.25	267.50	326.60	361.40	393.25
June	388.25	387.05	382.00	334.55	296.30	261.00	288.15	270.60	318.50	346.00	395.80
July	384.00	383.35	385.30	326.35	288.85	255.60	276.75	265.90	304.65	354.75
August	385.75	382.35	386.45	325.35	273.40	254.80	277.00	273.00	312.80	375.60
September	394.85	384.00	379.00	332.10	293.85	299.00	273.65	293.10	323.70	388.00
October	383.85	382.65	379.50	311.40	292.30	299.10	264.50	278.75	316.90	386.25
November	383.10	387.80	371.30	296.80	294.70	291.35	269.10	275.50	319.05	398.35
December	383.25	387.00	369.25	290.20	287.80	290.25	274.45	276.50	347.20	416.25

The following graph plots the historical month-end performance of the London Gold P.M. Fixings from the above table. Past movements of the London Gold P.M. Fixings are not necessarily indicative of future London Gold P.M. Fixings. The London Gold P.M. Fixing on July 28, 2004 was $387.30.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin Brown & Wood LLP, tax counsel to ML&Co., as to certain United States Federal income tax consequences of the purchase, ownership and disposition of the Notes. This opinion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes in effective dates) or possible differing interpretations. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities, persons holding Notes in a tax-deferred or tax-advantaged account, or persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes. It also does not deal with holders other than original purchasers (except where otherwise specifically noted in this prospectus supplement). The following discussion also assumes that the issue price of the Notes, as determined for United States Federal income tax purposes, equals the principal amount thereof. Persons considering the purchase of the Notes should consult their own tax advisors concerning the application of the United States Federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used in this prospectus supplement, the term “U.S. Holder” means a beneficial owner of a Note that is for United States Federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity treated as a corporation or a partnership created or organized in or under the laws of the United States, any state thereof or the District of Columbia (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (c) an estate the income of which is subject to United States Federal income taxation regardless of its source, (d) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (e) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Notwithstanding clause (d) of the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to that date that elect to continue to be treated as United States persons also will be U.S. Holders. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States Federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States Federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States Federal income tax purposes. The following discussion of the principal United States Federal income tax consequences of the purchase, ownership and disposition of the Notes is based upon the assumption that each Note will be treated as a debt instrument of ML&Co. for United States Federal income tax purposes. If the Notes are not in fact treated as debt instruments of ML&Co. for United States Federal income tax purposes, then the United States Federal income tax treatment of the purchase, ownership and disposition of the Notes could differ from the treatment discussed below with the result that the timing and character of income, gain or loss recognized in respect of a Note could differ from the timing and character of income, gain or loss recognized in respect of a Note had the Notes in fact been treated as debt instruments of ML&Co. for United States Federal income tax purposes.

U.S. Holders

On June 11, 1996, the Treasury Department issued final regulations (the “Final Regulations”) concerning the proper United States Federal income tax treatment of contingent payment debt instruments such as the Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to the Notes. In general, the Final Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a contingent payment debt instrument under general principles of prior United States Federal income tax law. Specifically, the Final Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the Final Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The Final Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States Federal income tax purposes.

In particular, solely for purposes of applying the Final Regulations to the Notes, ML&Co. has determined that the projected payment schedule for the Notes will consist of a projected cash payment at maturity of an amount equal to $11.6989 per unit (the “Projected Total Redemption Amount”). This represents an estimated yield on the Notes equal to 3.96% per annum, compounded semiannually. Accordingly, during the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note’s adjusted issue price will equal the Note’s issue price (i.e., $10), increased by the interest previously accrued on the Note. At maturity of a Note, in the event that the actual cash payment at maturity (the “Actual Total Redemption Amount”) exceeds $11.6989 per unit (i.e., the Projected Total Redemption Amount), a U.S. Holder will be required to include the excess of the Actual Total Redemption Amount over $11.6989 per unit (i.e., the Projected Total Redemption Amount) in income as ordinary interest on the stated maturity date. Alternatively, in the event that the Actual Total Redemption Amount is less than $11.6989 per unit (i.e., the Projected Total Redemption Amount), the amount by which the Projected Total Redemption Amount (i.e., $11.6989 per unit) exceeds the Actual Total Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which the stated maturity date occurs to the extent of the amount of that includible interest. Any remaining portion of the Projected Total Redemption Amount (i.e., $11.6989 per unit) in excess of the Actual Total Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules generally will be an ordinary loss to the extent of interest previously included in income and, thereafter, capital loss. Any such capital loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). In addition, U.S. Holders purchasing a Note at a price that differs from the adjusted issue price of the Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Upon the sale or exchange of a Note prior to the stated maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale or exchange and the U.S. Holder’s adjusted tax basis in the Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Note generally will equal such U.S. Holder’s initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the Final Regulations will be treated as original issue discount.

All prospective investors in the Notes should consult their own tax advisors concerning the application of the Final Regulations to their investment in the Notes. Investors in the Notes may also obtain the projected payment schedule, as determined by ML&Co. for purposes of applying the Final Regulations to the Notes, by submitting a written request for such information to Merrill Lynch & Co., Inc., Corporate Secretary’s Office, 222 Broadway, 17th Floor, New York, New York 10038, (212) 670-0432, corporatesecretary@exchange.ml.com.

The projected payment schedule (including both the Projected Total Redemption Amount and the estimated yield on the Notes) has been determined solely for United States Federal income tax purposes (i.e., for purposes of applying the Final Regulations to the Notes), and is neither a prediction nor a guarantee of what the Actual Total Redemption Amount will be, or that the Actual Total Redemption Amount will even exceed $9.70.

The following table sets forth the amount of interest that will be deemed to have accrued with respect to each unit of the Notes during each accrual period over the term of the Notes based upon the projected payment schedule for the Notes (including both the Projected Total Redemption Amount and an estimated yield equal to 3.96% per annum (compounded semiannually)) as determined by ML&Co. for purposes of applying the Final Regulations to the Notes:

Accrual Period	Interest deemed to accrue on Notes during accrual period (per unit)	Total interest deemed to have accrued on Notes as of end of accrual period (per unit)
August 2, 2004 through February 1, 2004	$0.1985	$0.1985
February 2, 2004 through August 1, 2005	$0.2020	$0.4005
August 2, 2005 through February 1, 2005	$0.2059	$0.6064
February 2, 2005 through August 1, 2006	$0.2100	$0.8164
August 2, 2006 through February 1, 2006	$0.2142	$1.0306
February 2, 2006 through August 1, 2007	$0.2184	$1.2490
August 2, 2007 through February 1, 2007	$0.2227	$1.4717
February 2, 2007 through August 1, 2008	$0.2272	$1.6989

Projected Total Redemption Amount = $1.6989 per unit.

Non-U.S. Holders

A non-U.S. Holder will not be subject to United States Federal income taxes on payments of principal, premium (if any) or interest (including original issue discount, if any) on a Note, unless such non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in section 881(c)(3)(A) of the Internal Revenue Code of 1986, as amended. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the “Withholding Agent”) must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that such owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of such individual’s death, payments in respect of such Note would have been effectively connected with the conduct by such individual of a trade or business in the United States.

Backup withholding

Backup withholding at the applicable statutory rate of United States Federal income tax may apply to payments made in respect of the Notes to registered owners who are not “exempt recipients” and who fail to provide certain identifying information (such as the registered owner’s taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that such seller is a non-U.S. Holder (and certain other conditions are met). Such a sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner’s non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s United States Federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Internal Revenue Code (also “plans”) from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (“parties in interest”) with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) (“non-ERISA arrangements”) are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws (“similar laws”).

The acquisition of the Notes by a plan with respect to which we, MLPF&S, or certain of our affiliates is or becomes a party in interest may constitute or result in prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs”, that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

(1)	PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

(2)	PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

(3)	PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

(4)	PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

(5)	PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or (3) any person investing “plan assets” of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with “plan assets” of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus and to hedge market risks of ML&Co. associated with its obligation to pay the principal amount and the Supplemental Redemption Amount, if any.

WHERE YOU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the SEC. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. The address of the SEC’s Internet site is provided solely for the information of prospective investors and is not intended to be an active link. You may also read and copy any document we file at the SEC’s public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement on Form S-3 with the SEC covering the Notes and other securities. For further information on ML&Co. and the Notes, you should refer to our registration statement and its exhibits. The prospectus accompanying this prospectus supplement summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should assume that the information appearing in this prospectus supplement and the accompanying prospectus is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition and results of operations may have changed since that date.

UNDERWRITING

MLPF&S has agreed, subject to the terms and conditions of the underwriting agreement and a terms agreement, to purchase from ML&Co. $9,005,650 aggregate principal amount of Notes. The underwriting agreement provides that the obligations of the underwriter are subject to certain conditions and that the underwriter will be obligated to purchase all of the Notes if any are purchased.

The underwriter has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public at the offering price set forth on the cover page of this prospectus supplement. After the initial public offering, the public offering price may be changed. The underwriter is offering the Notes subject to receipt and acceptance and subject to the underwriter’s right to reject any order in whole or in part. Proceeds to be received by ML&Co. will be net of the underwriting discount and expenses payable by ML&Co.

MLPF&S, a broker-dealer subsidiary of ML&Co. is a member of the National Association of Securities Dealers, Inc. (the “NASD”) and will participate in distributions of the Notes. Accordingly, offerings of the Notes will conform to the requirements of Rule 2720 of the Conduct Rules of the NASD.

The underwriter is permitted to engage in certain transactions that stabilize the price of the Notes. These transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

If the underwriter creates a short position in the Notes in connection with the offering, i.e., if it sells more units of the Notes than are set forth on the cover page of this prospectus supplement, the underwriter may reduce that short position by purchasing units of the Notes in the open market. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of these purchases. “Naked” short sales are sales in excess of the underwriter’s overallotment option or, where no overallotment options exists, sales in excess of the number of units an underwriter has agreed to purchase from the issuer. Because MLPF&S, as underwriter for the Notes, has no overallotment option, it would be required to closeout a short position in the Notes by purchasing Notes in the open market. Neither ML&Co. nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither ML&Co. nor the underwriter makes any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

MLPF&S may use this prospectus supplement and the accompanying prospectus for offers and sales related to market-making transactions in the Notes. MLPF&S may act as principal or agent in these transactions, and the sales will be made at prices related to prevailing market prices at the time of sale.

VALIDITY OF THE NOTES

The validity of the Notes will be passed upon for ML&Co. and for the underwriter by Sidley Austin Brown & Wood LLP, New York, New York.

EXPERTS

The restated consolidated financial statements and the related restated financial statement schedule incorporated herein by reference from the Current Report on Form 8-K of Merrill Lynch & Co., Inc. and subsidiaries dated May 4, 2004 for the year ended December 26, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 1, 2004 (May 4, 2004 as to Note 2) (which express unqualified opinions, and which report on the consolidated financial statements includes an explanatory paragraph for the change in accounting method in 2002 for goodwill amortization to conform to Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and for the change in accounting method in 2004 for stock-based compensation to conform to Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, as amended by Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, by retroactively restating its 2003, 2002 and 2001 consolidated financial statements), which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of that firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated financial statements for the periods ended March 26, 2004 and March 28, 2003, which are incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States). However, as stated in their report included in Merrill Lynch & Co., Inc. and subsidiaries’ Quarterly Report on Form 10-Q for the quarter ended March 26, 2004 and incorporated by reference herein, they did not audit and they do not express opinions on those unaudited condensed consolidated financial statements. Accordingly, the degree of reliance on their reports on that information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited condensed consolidated financial statements because that report is not a “report” or “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
Business Day	S-12
Calculation Agent	S-6
Ending Value	S-4
Gold Spot Price	S-1
LBMA	S-5
London Gold P.M. Fixing	S-3
Minimum Redemption Amount	S-3
Note	S-1
Participation Rate	S-4
Pricing Date	S-3
Starting Value	S-3
Supplemental Redemption Amount	S-3

900,565 Units

Merrill Lynch & Co., Inc.

97% Protected Notes Linked to the Gold Spot Price

due August 1, 2008

(the “Notes”)

$10 principal amount per unit

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

July 28, 2004